SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Subject Company)

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

579793100

(CUSIP Number of Class of Securities)

William T. Freeman

Chief Executive Officer

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

(503) 226-3440

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.	David Fox, Esq.
Laura Baumann, Esq.	Thomas W. Christopher, Esq.
Davis Wright Tremaine LLP	Kirkland & Ellis LLP
1201 Third Avenue Suite 2200	601 Lexington Avenue
Seattle, Washington 98101	New York, New York 10022
(206) 622-3150	(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is McCormick & Schmick’s Seafood Restaurants, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209. The telephone number of the Company at its principal executive office is (503) 226-3440. This Solicitation/Recommendation Statement relates to the Company’s common stock, par value $0.001 per share (the “Company Common Stock”). As of April 18, 2011 there were 14,869,948 shares of common stock issued and outstanding, as well as compensatory stock options to purchase 615,148 shares.

Item 2.	Identity and Background of Filing Person.

The filing person of this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein.

This Solicitation/Recommendation Statement relates to the unsolicited tender offer made by LSRI Holdings, Inc. (“Bidder”), a Delaware corporation and a wholly owned subsidiary of Landry’s Restaurants, Inc., a Delaware corporation (“Landry’s”), the initial disclosure of which was contained in a press release disseminated by Landry’s and its controlling stockholder, Tilman J. Fertitta, on April 4, 2011. The details of Landry’s announcement were disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) dated April 7, 2011, which included a formal offer to purchase all of the outstanding Company Common Stock (other than shares already owned by Mr. Fertitta and his affiliates), at a purchase price of $9.25 per share, net to seller in cash without interest thereon and less any required withholding tax (such tender offer, the “Offer”, and such purchase price, the “Offer Price”).

Bidder has stated that the purpose of the Offer is to enable Landry’s to acquire control of the Company, and ultimately to acquire all of the stockholders’ interest therein. The Offer is structured as the first step in the acquisition, and if the Offer is not fully successful, Bidder has stated its intention, promptly following consummation of the Offer, to cause the Company to consummate a squeeze-out merger or similar business combination with Bidder or another direct or indirect wholly owned subsidiary of Landry’s (the “Proposed Merger”). In the Proposed Merger, each then outstanding share of Company Common Stock (other than (i) shares held by Landry’s, its affiliates or its subsidiaries (including, without limitation, Bidder) and (ii) those for which appraisal rights are perfected under Delaware law) will be converted into the right to receive an amount in cash equal to the highest price per share paid in the Offer. Bidder has stated that, if it acquires shares which, together with the shares owned by Landry’s, Mr. Fertitta and certain of their respective affiliates who are members of a Section 13(d) group with respect to the Company Common Stock (collectively, the “Landry’s Group”), represent at least 90% of the Company Common Stock, Bidder intends to approve the Proposed Merger without a vote of the Company’s Board of Directors (the “Company Board”) or stockholders. If Bidder does not acquire that number of shares and Bidder reduces or waives the Minimum Tender Condition (as defined below), Bidder would be required to obtain the required approval of the Company Board and stockholders to effect the Proposed Merger.

According to the Schedule TO, the many conditions upon which the Offer is conditioned including the following:

The Minimum Tender Condition. There having been validly tendered in the Offer and not properly withdrawn prior to 12:00 Midnight, New York City time, on May 6, 2011 (the “Expiration Date”) that number of shares that, together with shares owned at the Expiration Date by the Landry’s Group, would represent at least 90% of the total number of then-outstanding shares calculated on a fully diluted basis, which shall mean, as of any time, the number of shares outstanding, together with all shares that the Company would be required or permitted to issue in satisfaction of the terms of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, shares under which the right to convert or exchange into or exercise for shares has or will have accrued, assuming consummation of the Offer and the Proposed Merger (the “Minimum Tender Condition”).

The Approval Condition. Consummation of the Offer is conditioned upon the Company Board having approved the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law (“DGCL”) or Landry’s being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger (the “Approval Condition”).

The Impairment Condition. Bidder may not have to consummate the Offer if it becomes aware (1) that any material contractual right of the Company or any of its subsidiaries has been or will be impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been or will be accelerated or has otherwise become or will become due or become subject to acceleration prior to its stated due date, or, in each case, would reasonably be expected to occur, in each case, with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by Bidder, Landry’s or any other affiliate of Landry’s of a merger or other similar business combination involving the Company or (2) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in Bidder’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates (including, without limitation, any term or provision that requires or otherwise obligates the Company to make future payments or investments) or the value of the common stock to Bidder, Landry’s or any other affiliate of Landry’s (including, without limitation, any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Company Common Stock by Bidder or Bidder’s consummation of a merger or other similar business combination involving the Company) (the “Impairment Condition”).

The Financing Condition. Bidder will not be required to consummate the Offer unless Landry’s or one of its affiliates has entered into a definitive agreement with Jefferies Group, Inc. (“Jefferies”), regarding the financing to complete the purchase of all of the outstanding Company Common Stock (the “Financing Condition”).

The HSR Condition. Consummation of the Offer is conditioned upon the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) (the “HSR Condition”). Under the HSR Act, certain acquisition transactions, such as the Offer and the Proposed Merger, may not be consummated until certain information and documentary material have been furnished for review by the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

In addition, Bidder is not required to consummate the Offer and may terminate or amend the Offer if at any time on or after April 7, 2011, and before the time of payment for any share of Company Common Stock (whether or not any shares have theretofore been accepted for payment in the Offer), any of the following events shall occur or conditions shall exist:

(a) there shall be threatened or instituted or pending any action or proceeding by or before any court, government or governmental authority or agency, domestic or foreign, (1)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, some or all the Company Common Stock by Bidder, Landry’s or any other affiliate of Landry’s or the consummation by Bidder, Landry’s or any other affiliate of Landry’s of the Proposed Merger or any other business combination with the Company, (B) seeking to obtain material damages in connection therewith or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer, the Proposed Merger or any such business combination, (2) seeking to restrain or prohibit the full rights of ownership or operation by Bidder, Landry’s or any other affiliate of Landry’s of all or any portion of the business or assets of the Company and its subsidiaries or of Landry’s or its affiliates, or to compel Bidder, Landry’s or any other affiliate of Landry’s to dispose of or hold separate all or any portion of the business or assets of Landry’s or its affiliates or the Company or any of its subsidiaries or seeking to impose any limitation on the ability of Bidder, Landry’s or any other affiliate of Landry’s to conduct their respective businesses or own such assets, (3) seeking to impose or confirm limitations on the ability of Bidder, Landry’s or any other affiliate of Landry’s effectively to exercise full rights of ownership of the Company Common Stock, including, without limitation, the right to vote any Company Common Stock acquired by any such person on all matters properly presented to the

Company’s stockholders, (4) seeking to require divestiture by Bidder, Landry’s or any other affiliate of Landry’s of any of the Company Common Stock, (5) seeking any material diminution in the benefits expected to be derived by Bidder, Landry’s or any other affiliate of Landry’s as a result of the transactions contemplated by the Offer or the Proposed Merger or any other business combination with the Company, (6) which otherwise, in the reasonable judgment of Bidder, might materially adversely affect Bidder, Landry’s or any other affiliate of Landry’s or the value of the Company Common Stock or (7) in the reasonable judgment of Bidder, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries;

(b) there shall be any action taken or any statute, rule, regulation, interpretation, judgment, order, decree or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (1) to Bidder, Landry’s or any other affiliate of Landry’s or (2) to the Offer or the Proposed Merger or other business combination by Bidder, Landry’s or any other affiliate of Landry’s with the Company, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the reasonable judgment of Bidder, might directly or indirectly result in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

(c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries which, in the reasonable judgment of Bidder, is or may be materially adverse, or Bidder shall have become aware of any fact which, in the reasonable judgment of Bidder, has or may have material adverse significance, with respect to either the value of the Company or any of its subsidiaries or the value of the Company Common Stock to Bidder, Landry’s or any other subsidiary of Landry’s;

(d) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with any such exchange or market not related to market conditions), (2) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States, (3) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Bidder, might materially adversely affect the extension of credit by banks or other lending institutions, (4) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States, (5) a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (6) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which the Company or its subsidiaries do business that could, in the reasonable judgment of Bidder, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of the Company or any of its subsidiaries or the trading in, or value of, the Company Common Stock, (7) any decline in either the Dow Jones Industrial Average, or the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on April 1, 2011 or any material adverse change in the market price in the Company Common Stock or (8) in the case of any of the foregoing existing on April 1, 2011, a material acceleration or worsening thereof;

(e) the Company or any of its subsidiaries shall have (1) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Company Common Stock or its capitalization, (2) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Company Common Stock or other securities or other equity interests, (3) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional shares of the Company Common Stock, other than shares issued or sold upon the exercise or conversion (in accordance with the publicly disclosed terms thereof on the date of the Offer to Purchase) of director or employee stock options outstanding on the date of the Offer to Purchase, or issued, distributed or sold, or authorized or proposed the issuance, distribution or sale, of shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (4) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, (5) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (6) incurred any debt otherwise than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Bidder, burdensome covenants or security provisions, (7) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (8) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in Bidder’s reasonable judgment, could adversely affect either the value of the Company or any of its subsidiaries or the value of the Company Common Stock to Bidder, Landry’s or any other affiliates of Landry’s, (9) acquired, or authorized, recommended or proposed to acquire, any business or assets material to the Company or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (10) adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Proposed Merger, or Bidder shall have become aware of any such action which was not previously disclosed in publicly available filings on file with the SEC, (11) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or Bidder shall have become aware of any such action which was not previously disclosed in publicly available filings or (12) amended or authorized or proposed any amendment to their respective certificate of incorporation or bylaws or similar organizational documents, or Bidder shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which has not been previously disclosed in publicly available documents on file with the SEC;

(f) a tender or exchange offer for any the Company Common Stock shall be made or publicly proposed to be made by any other person (including, without limitation, the Company or any of its subsidiaries or affiliates) or it shall be publicly disclosed or Bidder shall otherwise learn that (1) any person, entity (including, without limitation, the Company or any of its subsidiaries or affiliates) or “group” (within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including, without limitation, the Company Common Stock) through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including, without limitation, the Company Common Stock), (2) any such person, entity or group, which before April 1, 2011 had filed a Schedule 13D or 13G with respect to the Company with the SEC has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including, without limitation, the Company Common Stock), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of an additional 1% or more of any class or series of capital stock of the Company (including, without limitation, the Company Common Stock), (3) any person or group shall enter into a definitive agreement or an agreement in principle or make a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries, or (4) any person shall file a Notification and Report Form under the HSR Act, or make a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company or any of its subsidiaries (other than purchases by customers of inventory in the ordinary course of business);

(g) Landry’s, Bidder or any other affiliate of Landry’s shall have reached an agreement or understanding with the Company providing for termination of the Offer, or Landry’s, Bidder or any other Landry’s affiliate shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company which does not contemplate the Offer;

(h) any approval, permit, authorization, consent or other action or non-action of any domestic, foreign or supranational governmental, administrative or regulatory agency, authority, tribunal or third party which is necessary to consummate the Offer and the Proposed Merger shall not have been obtained on terms satisfactory to Bidder; or

(i) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the Bidder’s reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any capital stock or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase;

which, in the reasonable judgment of Landry’s or Bidder, regardless of the circumstances (including, without limitation, any action or inaction by Bidder or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

The Schedule TO also states that the foregoing conditions are for the sole benefit of Landry’s or Bidder and may be asserted by Landry’s or Bidder in their sole discretion regardless of the circumstances giving rise to any such conditions.

The Offer to Purchase states that the principal executive offices of Bidder are located and the principal business address of each of the members of the Landry’s Group is 1510 West Loop South, Houston, Texas 77027. The business telephone number of each of the members of the Landry’s Group is 713-850-1010.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Solicitation/Recommendation Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated April 11, 2011 and filed with the SEC on April 14, 2011 (the “2011 Proxy Statement”), relating to the 2011 Annual Meeting of the Company’s stockholders, which excerpts are filed as Exhibit (e)(1) to this Solicitation/Recommendation Statement and incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between or among the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Bidder, Landry’s or their respective executive officers, directors or affiliates. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2011 Proxy Statement: “Transactions with Related Persons, Promoters and Certain Control Persons,” “Security Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis,” and “Director Compensation.”

Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Solicitation/Recommendation Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Bidder

According to the Schedule TO, Bidder is a Delaware corporation and a wholly owned subsidiary of Landry’s. Mr. Fertitta, together with the Bidder and Landry’s, are the members of the Landry’s Group. Based upon disclosures by Bidder and its affiliates, as of April 7, 2011, Mr. Fertitta owned directly 1,496,281 shares, representing approximately 10.1% of the then-outstanding Company Common Stock. As a member of a “group” for purposes of Rule 13d-5(b)(1) of the Exchange Act, Bidder and Landry’s may be deemed to beneficially own the 1,496,281 shares of Company Common Stock owned directly by Mr. Fertitta. Bidder and Landry’s disclaim beneficial ownership of such shares.

In the case of each plan or agreement discussed below to which the terms “change of control” or “change in control” apply, the consummation of the Offer would constitute a change of control.

Consideration Payable Pursuant to the Offer and the Proposed Merger

If the Company’s directors and executive officers were to tender any of their Company Common Stock pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other stockholders. As of April 18, 2011, directors and executive officers owned an aggregate of 163,768 shares of Company Common Stock. If the Company’s directors and executive officers were to tender all such shares pursuant to the Offer and those shares were accepted for purchase, the Company’s directors and executive officers would receive an aggregate of approximately $1.5 million in cash. As of April 18, 2011, the Company’s directors and executive officers held options to purchase an aggregate of 469,667 shares, with exercise prices ranging from $3.92 to $26.81 and an aggregate weighted average exercise price of $6.84 per share, 311,334 of which were vested and exercisable as of that date. Any stock options held by directors and executive officers were issued pursuant to the Company’s 2004 Stock Incentive Plan (the “Plan”), filed as Exhibit (e)(2), to this Solicitation/Recommendation Statement, and incorporated herein by reference. Under the Plan, consummation of the Offer would constitute a change of control of the Company, whereupon unvested options to purchase 158,333 shares held by directors and executive offers would vest.

Potential Severance and Change in Control Benefits

In addition to the potential stay bonus and change in control payments discussed below, William T. Freeman, the Company’s Chief Executive Officer, has an executive severance agreement that provides severance benefits contingent on the Company receiving a release of claims from him. In addition to the potential stay bonuses and change in control payments discussed below, Michelle M. Lantow, the Company’s Chief Financial Officer, has an executive severance and non-competition agreement that provides benefits contingent on the Company receiving a release of claims from her (together with Mr. Freeman’s agreement, the “Employment Agreements”). The Employment Agreements provide salary and benefit continuation if the Company terminates the covered executive other than for “cause,” or if the covered executive resigns because he or she is required to move or the covered executive’s duties, pay or total benefits are reduced (a “Qualifying Termination”). There is an additional benefit if (1) there is a termination within 12 months after a change of control of the Company or (2) if prior to the change of control there is a termination at the direction of a person who has entered into an agreement with the Company (a “Change of Control Termination”).

In the event of a Qualifying Termination, Mr. Freeman would be entitled to severance equal to (1) one-year’s base salary, plus (2) the average of his bonuses (including non-equity incentive compensation) for the two prior completed fiscal years, plus (3) a pro-rata portion of his estimated bonus (including non-equity incentive compensation) in the year in which he is terminated, plus (4) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for six months under COBRA continuation laws plus (5) pro rata vesting of his options. In addition, in the event of a Change of Control Termination all of Mr. Freeman’s 250,000 unvested options to purchase Company Common Stock would become immediately exercisable.

The estimated amounts that would be paid to Mr. Freeman assuming a Qualifying Termination and Change of Control Termination occurred on April 18, 2011, would have been as follows:

One-year Base Salary	Bonus	Health Insurance	Value of Accelerated Stock Options	Total
$449,819	$125,000	$10,187	$440,833	$1,025,839

In calculating the value of accelerated stock options in the chart above, the Company used $9.21 per share, the closing price of the Company’s stock on April 18, 2011, less the option exercise price per share of $3.92.

In the event of a Qualifying Termination, Ms. Lantow would be entitled to severance equal to (1) six months base salary, plus (2) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for three months under COBRA continuation laws plus (3) pro rata vesting of her options. In addition, in the event of a Change of Control Termination, all of Ms. Lantow’s unvested options to purchase Company Common Stock would become immediately exercisable.

The estimated amounts that would have been paid to Ms. Lantow assuming a Qualifying Termination and Change of Control Termination occurred on April 18, 2011 would have been as follows.

Six-Months Base Salary	Bonus	Health Insurance	Value of Accelerated Stock Options	Total
$146,775	$—	$5,093	$126,000	$277,868

In calculating the value of accelerated stock options in the chart above, the Company used $9.21 per share, the closing price of the Company’s stock on April 18, 2011, less the option exercise price per share of $7.53.

Stay Bonuses and Change of Control Payments

In addition to severance-related payments described above, the compensation committee and the Company Board (William T. Freeman and Douglas L. Schmick recused themselves for purposes of payments to be made to them) approved certain incentives to retain key personnel in order to help counteract the risks of untimely management resignations occasioned by the Offer. These certain incentive payments include a stay bonus payment and a change of control payment. The “stay bonus” portion of the payments are earned by certain of the Company’s named executive officers and certain other personnel if those employees remain employed with the Company on October [18], 2011. The “change of control” payments will be earned by certain of the Company’s named executive officers and certain other employees in the event that within six (6) months of a change of control of the Company such named executive officer or employee is terminated without “cause”.

The amounts of these “stay bonuses” and “change of control” payments are set forth below. William T. Freeman’s change of control bonus will be implemented by adding one year’s salary and average bonus of the last two years to his Employment Agreement. Michelle M. Lantow’s change of control bonus will be implemented by adding one year’s salary to her Employment Agreement. The total amount of these payments, if paid to all employees eligible to receive them, would be $1,720,000.

Name and Principal Position	Potential Stay Bonus	Potential Change of Control Payments
William T. Freeman	$150,000	$225,000
Chief Executive Officer

Douglas L. Schmick	—	$50,000
Former Chief Executive Officer and current
Chairman of the Company Board

Michelle M. Lantow
Chief Financial Officer	$75,000	$142,500

Michael B. Liedberg	$35,000	$70,000
Executive Vice President of Operations

Steven B. Foote	$25,000	$50,000
Vice President of Operations

Christopher C. Westcott	$25,000	$50,000
Vice President of Operations

Kelly A.B. Gordon	$25,000	$50,000
Vice President of The Boathouse Restaurants

Directors’ Compensation

Under the Company’s director compensation policy, only directors who are not employees of the Company receive compensation for their services as directors. Non-employee directors receive an annual retainer of $20,000, plus a fee of $1,250 for each Company Board meeting attended, and each receives an annual award of restricted stock having a grant date fair value of $35,000. In addition, the members of the Audit Committee receive an additional $5,000 annual retainer and the Chairman of the Audit Committee receives an additional $20,000 annual retainer. The members of the Nominating and Governance Committee and the Compensation Committee receive an additional $5,000 annual retainer, and the Chairs of the Nominating and Governance Committee and the Compensation Committee receive an additional $10,000 annual retainer. The Company Board adopted a program in 2008 to allow directors to elect to receive their cash compensation for service as a director in the form of Company Common Stock, with the number of shares to be received determined by the closing price of the Company Common Stock at the end of each fiscal quarter related to that quarter’s Company Board fee payments. Elections to receive compensation in the form of Company Common Stock must be made during an open trading window.

Indemnification of Directors and Officers and Advancement of Expenses

Section 145 of the DGCL permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in defense of any action (other than an action by or in the right of the Company) arising by reason of the fact that he or she is or was an officer or director of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in an action by or in the right of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is adjudged to be liable to the Company, in which case court approval must be sought for indemnification. In addition, Section 145 permits the Company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Company bylaws, a vote of stockholders or disinterested directors, agreement or otherwise. The statute permits purchase of liability insurance by the registrant on behalf of officers and directors, and the Company has purchased such insurance.

Article IV of the Company’s Bylaws and Article V of the Company’s Certificate of Incorporation require indemnification to the fullest extent permitted by, and in the manner permissible under, the laws of the State of Delaware to any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of the Company or any predecessor of the Company or served any other enterprise as a director or officer at the request of the Company or any predecessor of the Company. Those provisions also require the advancement of expenses to such persons in advance of the final disposition of an action or proceeding if such person sets forth in writing his or her good faith belief that he or she is entitled to indemnification and if such person provides an undertaking to repay expenses if it is ultimately determined that he or she is not entitled to indemnification. The indemnification provided for in Article IV of the Bylaws and Article V of the Certificate of Incorporation is expressly not exclusive of any other rights to which any director or officer may be entitled apart from the provisions of those Articles.

Item 4.	The Solicitation or Recommendation.

Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer, in consultation with the Company’s financial and legal advisors, the Company Board by unanimous vote at a special meeting on April 17, 2011, determined that the Offer undervalues the Company’s current and future business prospects, is highly conditional, and is not in the best interest of the Company or its stockholders. The Company Board will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and its stockholders.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company stockholders reject the Offer and NOT tender their shares of Company Common Stock to the Bidder pursuant to the Offer.

In order to prevent the accumulation of more than 15% of the Company Common Stock by a single stockholder whose interest may not be aligned with the best interest of all other stockholders, at the meeting on April 17, 2011, the Company Board also unanimously adopted a Stockholders Rights Plan, as discussed more fully below under Item 8 “Other Information – Stockholders Rights Plan.”

None of the Company’s directors or executive officers currently intends to tender shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

If stockholders have tendered shares of Company Common Stock in the Offer, such shares may be withdrawn prior to the Bidder’s acceptance of these shares for payment. For assistance in withdrawing shares of Company Common Stock from the Offer, stockholders can contact their broker or the Company’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address and phone number below.

MacKenzie Partners, Inc.

105 Madison Avenue

New York, NY 10016

(212) 929-5500

or

Toll-free: (800) 322-2885

A copy of the press release relating to the Company Board’s position is filed as Exhibit (a)(3) to this Solicitation/Recommendation Statement and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

On March 12, 2009, Tilman J. Fertitta, the Chairman, President and Chief Executive Officer of Landry’s, filed a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing that he personally had purchased 1,326,033 shares of Company Common Stock, constituting 9.0% of the then-outstanding Company Common Stock. The Schedule 13D indicated that Mr. Fertitta initially acquired shares for investment purposes and that he did not then have any plans or proposals with respect to acquisition of the Company. However, Mr. Fertitta reserved the right subsequently to devise or implement plans or proposals that related to, or would result in, an acquisition of the Company.

On November 24, 2010, Mr. Fertitta and Fertitta Entertainment, LLC, of which Mr. Fertitta is the managing member, filed an amendment to his Schedule 13D with the SEC disclosing that Mr. Fertitta had purchased additional shares of Company Common Stock, bringing his ownership to 1,476,281 shares, or 9.9%, of the Company’s then-outstanding Company Common Stock.

On January 10, 2011, Mr. Fertitta filed an initial statement of beneficial ownership on Form 3 disclosing that he had purchased additional shares of Company Common Stock, bringing his ownership to 1,496,281 shares, constituting 10.1% of the then outstanding Company Common Stock.

On April 4, 2011, without any prior communication with the Company or any of its management, Mr. Fertitta issued a press release announcing his intention to commence, through the Bidder, the Offer and provided a very brief description of the financial terms of that offer. Mr. Fertitta’s announcement did not disclose all of the contingencies and conditions associated with the Offer. Mr. Fertitta stated that Landry’s had received a financing commitment from Jefferies for the approximately $125 million Mr. Fertitta stated was needed to complete the proposed $137.3 million transaction; however, Mr. Fertitta failed to note that the Jefferies financing proposal was itself highly conditional. Also on April 4, 2011, Mr. Fertitta filed an amendment to Schedule 13D naming Landry’s and the Bidder as members of a “group” for purposes of Section 13d-5(b).

On that same date, Mr. Fertitta issued a press release announcing the tender offer and that the Bidder and Landry’s intended, promptly following the successful completion of the tender offer, to consummate a second-step merger or similar business combination with the Issuer in which all outstanding shares of Company Common Stock that are not purchased in the Offer (other than the shares held by stockholders who perfect their appraisal rights) would be exchanged for an amount in cash per share equal to the highest price paid per share pursuant to the tender offer.

On April 4, 2011 Mr. Fertitta sent a text message to William T. Freeman, the Company’s Chief Executive Officer, which stated “Hey bill, this is Tilman would you like to get together. I office next door to Uptown”. Also on April 4, 2011, Mr. Fertitta sent an email to James R. Parish, a member of the Company Board, which stated as follows:

“Hey Jim, How have you been? I look forward to seeing you and sitting down to talk about this transaction. It’s been awhile. This will be a great deal for the McCormick & Schmick’s shareholders. Everyone will be getting a fantastic price. I’m hopeful we can get together soon and discuss the best way to proceed for all parties. McCormick & Schmick’s is a great brand, and it will roll into Landry’s very easily. This will be great for the employees as well. It’s hard to grow a high-end concept past 60 units, just take a look at Morton’s and Ruth’s Chris. I think we are the best solution in order to keep the brand and employees strong.

Again, I look forward to talking with you soon.

Thanks, Tilman”

Also on April 4, 2011, representatives of Mr. Fertitta contacted Mr. Parish and suggested a discussion regarding a proposed transaction. Mr. Parish did not respond to Mr. Fertitta’s email and did not engage in any discussions with Mr. Fertitta’s representatives regarding a proposed transaction.

On April 4, 2011, the Company Board held a telephonic meeting in which its legal counsel, Davis Wright Tremaine LLP (“Davis Wright Tremaine”) and Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) participated. At the meeting the Company Board authorized the engagement of investment banking firm Piper Jaffray & Co. (“Piper Jaffray”) to advise the Company Board in connection with its response to the Offer.

On April 5, 2011, the Company issued a press release stating that it had not solicited the Offer and had no communications with Mr. Fertitta concerning his announcement. The press release further stated that if an offer was formally made, the Company Board would respond appropriately in accordance with its fiduciary duties, adding the Company had made no decisions about a sale to Mr. Fertitta or any other party.

On April 5, 2011, Mr. Fertitta delivered to the Company a letter demanding, pursuant to Section 220 of the DGCL, inspection of the Company’s stockholder list and security position listing, for the stated purpose of disseminating the offer to stockholders. The Company has responded to Mr. Fertitta’s letter, and the Company and Mr. Fertitta have entered into a confidentiality agreement relating to the records to be delivered to Mr. Fertitta pursuant to his demand letter.

On April 4, 5 and 6, 2011, Mr. Fertitta conducted a number of media interviews, during which stated that the Company “had rejected [his] overtures to discuss a possible negotiated transaction,” and suggested inaccurately that the offer was fully and unconditionally financed by Jefferies & Co.

On April 6, 2011, Mr. Fertitta sent an email to Douglas L. Schmick, the Company’s Chairman of the Company Board which stated:

“If you have time today…I’d love to chat. I’m available.

Tilman”

Neither Mr. Schmick nor the Company responded to such email from Mr. Fertitta.

On April 7, 2011, the Bidder filed a Schedule TO with the SEC formally commencing the Offer. The Company Board, in consultation with the Company’s legal and financial advisors, began a thorough analysis of the Offer and the Company’s valuation.

After the Schedule TO was filed with the SEC on April 7, 2011, Mr. Fertitta delivered to Douglas L. Schmick, the Chairman of the Company Board, a letter on Landry’s Restaurants, Inc., letterhead. The text of which is set forth below:

Dear Mr. Schmick:

I am very disappointed by the statement issued by McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”) on April 5, 2011, in light of my efforts to reach you, Mr. Freeman and Mr. Parish by email and text message to discuss a possible negotiated transaction between the Company and one of my affiliates, LSRI Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Landry’s Restaurants, Inc. (collectively, “Landry’s”). To be clear, Landry’s has commenced a formal all-cash offer for all of the issued and outstanding shares of common stock of the Company at a price of $9.25 per share. This price represents a premium of approximately 30% over the closing price of the Company’s common stock on April 1, 2011, the last full trading day before the public announcement of our intent to commence a tender offer. We believe this is a compelling offer that the Company’s stockholders will find extremely attractive and hope that the Board will take the opportunity to negotiate a transaction that will allow stockholders to realize this substantial value.

As previously stated, we are fully committed to pursuing this transaction and have secured a financing commitment from Jefferies Group, Inc. relating to the offer. We place significant value on the ability to close this transaction quickly, and there can be no assurance that in the future the Company or any other buyer would pay the same high premium that we are offering today.

We believe that a negotiated transaction would be in the best interests of stockholders. If you are willing to engage in mutually beneficial discussions, we and our advisors are ready to meet with you and your representatives at any time to discuss this proposal. We believe that time is of the essence and are prepared to move forward expeditiously by committing all necessary resources to complete a transaction quickly. If you are interested in discussing a possible negotiated transaction, please call me as soon as possible.

Very truly yours,

/s/ Tilman J. Fertitta

On April 8, 2011, the Company Board held a special meeting to discuss the Offer and the valuation of the Company. Representatives of Piper Jaffray, Davis Wright Tremaine and Morris Nichols participated in the meeting. At the special meeting, Piper Jaffray presented a preliminary overview of (i) the Company’s historical financial performance and current financial position, (ii) Landry’s business and Mr. Fertitta’s past actions with respect to unsolicited takeover bids, (iii) the Offer, and (iv) certain of the Company’s strategic alternatives. In addition, Davis Wright Tremaine discussed the fiduciary duties of the Company Board in connection with its response to the Offer. The Company Board discussed the adoption of a rights plan, and received a briefing from the Company’s legal and financial advisors as to such a plan; however, no action was taken on the rights plan at that meeting and the Company Board instead decided to continue its deliberations following further analysis by Piper Jaffray.

On April 13, 2011, the Company issued a press release stating that, consistent with its fiduciary duties and as required by applicable law, the Company Board was reviewing the Offer to determine the course of action that it believes is in the best interests of the Company and its stockholders. The Company advised its stockholders to take no action at that time pending conclusion of the review of the Offer by the Company Board. Also on this date the Company retained Kirkland & Ellis LLP (“Kirkland & Ellis”) to provide additional legal advice in connection with the Offer.

On April 15, 2011, Bidder, Landry’s and Mr. Fertitta filed with the SEC a Preliminary Proxy Statement on Schedule 14A in which they solicit the Company stockholders’ “authority to not attend the Annual Meeting on [the stockholders’] behalf, to not vote [the stockholders’ Company Common Stock] at the Annual Meeting, and to have [such holders’ Company Common Stock] not be counted toward a quorum for purposes of” the Company’s annual stockholder’s meeting currently set for May 26, 2011. The purpose of this solicitation, according to the filing persons, is “to prevent a quorum at the [annual stockholders’ meeting], and thus preventing the Company from conducting business at [such meeting] without first having engaged in meaningful discussions with Landry’s.”

On April 16, 2011, the Company Board held a special meeting that included the Company’s legal advisors, Davis Wright Tremaine. At this meeting the Company Board reviewed and discussed with management the Company’s recent financial performance and management’s expectations for future performance. Also, management presented a report on the status of the Company’s branding and reinvestment initiatives, various financial metrics, and on the Company’s capital expenditure plans and recent results.

On April 17, 2011, the Company Board again convened a special meeting for the purpose of determining the recommendation, if any, to be made to the Company’s stockholders in response to the Offer. At this meeting the Company Board received a report from Piper Jaffray regarding the valuation of the Company and the financial terms and conditions of the Offer. The directors also received a briefing from Davis Wright Tremaine, Morris Nichols, and Kirkland & Ellis regarding the terms and conditions of the Offer. The directors then received a briefing from Davis Wright Tremaine, Morris Nichols and Kirkland & Ellis regarding the current terms of the proposed stockholder rights plan, including recent updates made to that plan and certain fiduciary considerations. Following extensive discussion the Company Board unanimously determined that the Offer is not in the best interests of the Company and its stockholders, and determined to recommend that the stockholders reject the Offer. The Company Board determined to continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and its stockholders. Further, in order to provide the Company the opportunity to fully evaluate all appropriate alternatives, including continuing to pursue the Company’s business strategy, the Company Board voted unanimously to adopt the McCormick & Schmick’s Seafood Restaurant, Inc., Stockholder Rights Plan, the form of which is filed herewith as Exhibit (e)(2).

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described in this Solicitation/Recommendation Statement, the Company Board carefully and thoroughly considered the Offer, consulted with management of the

Company and the Company’s independent financial and legal advisors, and took into account numerous factors, including but not limited to the factors listed below. The Company Board will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and its stockholders.

1.	The Offer undervalues the Company’s current business and future prospects.

The Offer undervalues the Company.

According to Piper Jaffray, the Offer Price undervalues the Company based on a variety of well-established valuation techniques employed by Piper Jaffray in conjunction with projections provided by the Company.

The Company has begun implementing a strategic revitalization plan that the Company believes will grow both revenues and overall market share.

The Company Board believes that consummating the Offer would deprive the Company’s remaining stockholders of an opportunity to participate in what the Company Board believes will be significant returns based upon the Company’s recently announced revitalization initiative. Moreover, the Company Board believes the Offer coincides with the beginning of a recovery in the upscale casual dining sector, which would allow Mr. Fertitta to acquire the Company at a time and price that would place stockholders at a considerable disadvantage.

Based upon a bottom-up review of the Company’s business in late 2010, the Company announced in March 2011 a strategic revitalization plan that includes a multi-year service, hospitality and portfolio upgrade program designed to increase restaurant revenue and profitability. This plan includes refreshing, remodeling or closing individual restaurants. Management expects the plan will improve revenue per location and provide strong returns on invested capital. The Company is also continuing to consider the possibility of expanding The Boathouse Restaurants concept in Canada, as well as the possibility of utilizing it as a complementary concept within the United States.

The Company only recently began implementing this revitalization plan, and although the Company has begun to recover costs associated with the plan, it has yet to realize the expected benefits. As a result, management expects to experience a period of slow growth in revenue and higher than normal expenses as the Company pursues this plan. However, the Company Board believes management will execute the revitalization plan successfully, thus providing stockholders with greater value than the Offer. Accordingly, the Company Board believes the Offer is an attempt to purchase the Company at an artificially depressed price before the benefits of the plan are fully reflected in the Company’s financial results and share price, which management expects will be substantially realized over the next 12-24 months.

The Company Board consulted with independent financial and legal advisors in considering and rejecting the Offer. The Board will continue to consult with its advisors regarding potential and appropriate next steps that will best serve the interests of the Company and its stockholders.

The Offer occurs at what the Company Board believes is the beginning of an economic recovery from which the Company is well positioned to benefit.

The restaurant industry is highly dependent on discretionary consumer spending. Since the significant economic declines of 2008 through 2010, the Company and the vast majority of its competitors experienced declines in both customer traffic and average check per customer. The Offer comes as the industry is beginning to recover from this downturn. As a result, the Company Board believes that the Offer is timed opportunistically to position Bidder, Mr. Fertitta and Landry’s to benefit from, and to deprive the Company’s remaining stockholders of the benefits of, this recovery.

Travel trends are improving, a good indicator for the Company as travel and corporate spending drive approximately 30% to 35% of the Company’s transactions. The Company’s private dining business, an indication of the strength of corporate spending, has been positive for the past three quarters, and the rate of increase has been accelerating each quarter.

Unemployment is starting to improve, which has impacted the middle income consumer the greatest. The continued improvement in unemployment should result in greater traffic for the Company as the casual dining guest trades up to affordable upscale dining.

Consumer confidence is improving in the middle to upper middle income sector, the heart of the Company’s guest profile. This continued improvement should result in greater frequency of visits by these guests.

The Company believes its recovery was hindered in 2010 due to the Gulf Oil Crisis, which had a significantly negative impact in the immediate region of the Gulf and nationally on the confidence consumers have as to the safety of seafood.

The Company’s results were also negatively impacted to an unusual degree as a result of significant changes in weather patterns in the past year. Extensive snowstorms in the eastern United States caused multiple day closures in a significant portion of the Company’s portfolio, thereby negatively impacting the Company’s earnings.

The Company Board believes that the successful execution of its initiatives in 2011 will further position the Company to reap the rewards of the recovering economy and increasing discretionary consumer spending trends. Furthermore, the return to more normal weather patterns will remove a major, but short-term, drag on earnings and performance.

The Offer was opportunistically timed to take advantage of a trough in the Company’s stock price.

On April 1, 2011, the last full trading day before Mr. Fertitta announced his intention to commence an unsolicited tender offer, the Company’s stock closed at $7.12, near the Company’s 52-week low of $6.14 and 21% below the 52-week high of $11.64. The Company Board concluded that the Offer Price, even if properly financed and unburdened by conditions described above, is a flat to discounted price when compared with price levels prevailing for most of the past year.

The Company Board believes the Company’s stock price was artificially depressed at the time Mr. Fertitta made his offer as a result of a 15% decline in the Company stock price in early March. The Company Board believes this decline was caused by a reaction to the Company’s fourth-quarter 2010 earnings announcement, in which management announced the costs associated with the Company’s revitalization plan. Accordingly, the Offer Price reflects a premium of 25.2% and 24.9% when compared against the Company’s average closing prices over the past 30 and 60 days. However, reflecting upon what the Company Board believes is a more meaningful comparison, the Offer Price reflects a premium of 9.2% over the average closing price over the past 90 days, and a 7.3% premium over the average price for the past year and is more than a dollar per share less than the closing price of the stock on February 28, 2011, as recently as approximately one month before the date of the Offer. The Offer Price also does not reflect a significant premium over analysts’ 12-month targets for the Company’s stock price, which range from $9.00 to $10.00 per share.

2.	The Offer is highly conditional and places the Company and its stockholders at substantial risk that it will never be consummated.

The Company Board believes that the numerous conditions to the Bidder’s obligation to consummate the Offer, many of which vest a great deal of discretion in the Bidder, create significant risk and uncertainty as to whether and when the Offer will be completed. More specifically, many of the conditions of the Offer are subject to the Bidder’s sole discretion and many establish a de minimis materiality standard, or none at all, making it easy for the Bidder to claim that a condition is not satisfied, regardless of its significance to the overall conditions of the Offer, and thereby decline to close the Offer. In addition, some conditions permit the Bidder to decline to close the Offer even if it was the Bidder itself that caused the failure of the condition to be satisfied.

The Financing Condition. The Company Board believes that the Financing Condition places the stockholders at considerable consummation risk. This condition provides that the Bidder will not be required to consummate the Offer unless Landry’s has entered into a “mutually agreeable” definitive agreement with Jefferies regarding the financing to consummate the Offer. The condition does not obligate Landry’s or the Bidder to accept reasonable or customary terms, or even to negotiate in good faith, regarding the terms and conditions to be contained in a definitive financing agreement. Thus, Bidder, and derivatively Mr. Fertitta, retains complete discretion whether to enter into a definitive financing agreement. As a result, Bidder may abandon the Offer in essentially its sole discretion. The financing commitment also affords Jefferies, LSRI’s financing source, complete latitude in deciding whether to extend the financing upon which the Offer is conditioned.

The Impairment Condition. Bidder may not have to consummate the Offer if it becomes aware that any of the Company’s material contractual rights have been impaired or adversely affected, that any material debt obligation would be accelerated, or that any covenant or term of any obligation of the Company or any of its subsidiaries, “in Bidder’s reasonable judgment,” would breach any material agreement or create an impairment or default under, or accelerate any debt obligation of the Company under, any significant contractual arrangement. This condition also would permit Bidder to abandon the Offer if, in Bidder’s discretion, there occurs any breach or impairment of a contractual right or acceleration of any obligation that “has or may have material adverse significance” as to the value of the Company or of the Company Common Stock to Bidder, Landry’s or any other affiliate of Landry’s. This condition would, among other things, allow Bidder to refuse to consummate the Offer based on an adverse development even as to contractual arrangements that have been publicly disclosed, regardless of whether material to a transaction between Bidder and the Company.

The Minimum Tender Condition. Bidder will not be required to consummate the Offer unless, prior to 12:00 Midnight, New York City time, on the May 6, 2011 expiration date, there have been tendered a number of shares that, together with shares owned at the expiration date by Bidder, Landry’s, Mr. Fertitta and their respective affiliates, represent at least 90% of the total number of the Company’s then-outstanding Company Common Stock on a fully diluted basis.

The Approval Condition. Consummation of the Offer is conditioned upon the Company Board having approved the Offer and the Proposed Merger under Section 203 of the DGCL or Landry’s being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the proposed squeeze-out merger.

The HSR Condition. Consummation of the Offer is conditioned upon the expiration or termination of all waiting periods imposed by the HSR Act, which regulates certain acquisition transactions, such as the Offer and the proposed squeeze-out merger. Under this condition, Bidder may refuse to consummate the Offer even if the Bidder fails to file or pursue in good faith the requisite antitrust approvals.

Broad-based Discretionary Termination Rights. In addition to the foregoing, Bidder need not consummate the Offer if, in Bidder’s sole discretion, any of the following conditions exists (even if subsequently cured, and regardless of whether Bidder or its affiliates causes or contributes to such conditions):

(a) litigation, including litigation asserted by or against Bidder or its affiliates;

(b) any law or regulation that may delay, enjoin or award damages in connection with the Offer;

(c) any change in the Company’s business that Bidder determines would or might “have material adverse significance” with respect to the value of the Company;

(d) significant changes in market conditions, generally without reference to materiality, as well as acts of war, armed hostilities or terrorist events (whether or not material or significant), or “any material adverse change in the market price of the Company’s common stock;

(e) any dividend, recapitalization or similar event affecting the Company or any of its subsidiaries, the adoption of any rights plan or any amendment to the Company’s bylaws or certificate of incorporation;

(f) the announcement of any competing bid (whether or not higher than the Offer Price) or the acquisition by any person of more than 5% of the Company’s equity securities, any increase by an existing stockholder of 1% or more of the Company’s outstanding equity securities, or the filing by any other person of an application under the HSR Act;

(g) any agreement between the Company and Bidder or any of its affiliates providing for termination of the Offer or entry into a negotiated transaction; and

(h) any required approval, permit, authorization, consent or “other action or non-action” of any governmental agency, regulatory authority or other third party whose approval or non-objection is necessary to consummate the Offer and the Proposed Merger “shall not have been obtained on terms satisfactory to Bidder” (regardless of whether material and regardless of whether Bidder or its affiliates pursued such authorization in good faith).

3.	Mr. Fertitta’s actions in connection with prior acquisitions, including his coercive acquisition of Landry’s, raise doubt as to whether the Offer would be consummated at the Offer Price or at the expected time.

The Company Board believes Mr. Fertitta is a very aggressive acquiror who has, in the past, used coercive tactics in an attempt to force unaffiliated stockholders to bargain on disadvantageous terms.

Specifically, in connection with an attempted acquisition of Landry’s, of which Mr. Fertitta was then the chairman, chief executive officer, and a 38.9% stockholder, in January 2008 Mr. Fertitta offered to acquire all the outstanding common stock of Landry’s that he did not already own for $23.50 per share. This offer was supported by a written financing commitment by Jefferies and another lender. After conducting due diligence, Mr. Fertitta lowered his offer price to $21.00 per share and entered into a negotiated merger agreement at that price in October 2008. Before consummating the transaction, Mr. Fertitta further reduced his offer to $13.50 per share, citing “difficulties” with the financing commitments of Jefferies and another lender. Mr. Fertitta and Landry’s then entered into a revised merger agreement at that price. Throughout the entire period, Mr. Fertitta was the Chairman, Chief Executive Officer and a significant shareholder.

After litigation ensued, Mr. Fertitta raised his offer price to $14.75 per share. The Delaware Chancery Court that examined the transaction during the course of the ensuing litigation was critical of a committee of Landry’s independent directors for not more actively representing the interest of the minority stockholders against Mr. Fertitta, including for failing to explore adopting a stockholder rights plan to prevent him from gaining control. The transaction ultimately was consummated in October 2010 at a price of $24.50 per share, but that was only after Mr. Fertitta made a new offer following the Delaware Court’s decision and after a new round of negotiations with a new committee of Landry’s directors commenced.

4.	The financing contingency would require the Company to provide Bidder and Landry’s with extensive confidential information about the Company’s operations, plans and strategies which could be used to the Company’s detriment.

As noted above, Bidder may terminate or abandon the Offer if there is discovered any event, condition or circumstance involving the Company that, in Jefferies’ sole discretion, gives rise to concerns regarding the financing commitment. This condition affords complete latitude to Jefferies to decide whether to consummate the required financing. Furthermore, and of great significance to the Company’s stockholders, the proposed investigation would require the Company to provide access to Jefferies, a financing source aligned with a Bidder who is a direct competitor, of the Company’s financial data, projections, operations, management and strategies.

The Company Board is concerned that the relationship between Mr. Fertitta and Jefferies is such that, regardless of any undertakings or efforts to the contrary, any information provided to Jefferies in connection with such due diligence investigation would expose the Company to significant risks. First, as Landry’s is a significant competitor to the Company, the disclosure of any such information would place the Company at a competitive disadvantage. Further, Mr. Fertitta has, in the past, asserted various financing contingencies and newly discovered facts which Mr. Fertitta then asserted as a basis for substantial downward pricing adjustments.

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Company Board considered, the members of the Company Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. In addition, individual members of the Company Board may have given different weight to different factors. In light of the factors described above, the Company Board has unanimously determined that the Offer is not in the best interest of the Company or its stockholders.

Therefore, the Company Board unanimously recommends that the stockholders reject the Offer and NOT tender their Company Common Stock to the Bidder for purchase pursuant to the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Piper Jaffray as its financial advisor in connection with the Offer. Piper Jaffray will receive a customary fee for its services, portions of which will become payable during the course of its engagement and a significant portion of which is contingent upon the consummation of certain transactions involving the Company. In addition, the Company has agreed to reimburse Piper Jaffray for its reasonable out-of-pocket expenses and indemnify Piper Jaffray and certain related persons against certain liabilities arising out of the engagement.

The Company also has engaged MacKenzie to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, the Company has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses, and MacKenzie and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company’s stockholders on its behalf in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

On March 19, 2011, Michael B. Liedberg, the Company’s Executive Vice President of Operations, forfeited to the Company 421 shares of restricted stock and Christopher C. Westcott, the Company’s Vice President of Operations, forfeited to the Company 264 shares of restricted stock. Both transactions were at a price per share of $7.46 and were executed in connection with the payment of withholding taxes. The transactions were effected through the Company withholding the forfeited shares. As of April 18, 2011, no other transaction in the Company Common Stock has been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company. Also as of April 18, 2011, during the past 60 days no options to purchase shares or other equity awards were issued under the Company’s 2004 Stock Incentive Plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Company routinely maintains contact with other participants in the restaurant industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

Except as set forth in the preceding paragraph or otherwise set forth in this Solicitation/Recommendation Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Solicitation/Recommendation Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

U.S. Antitrust Clearance

Under the HSR ACT, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. These requirements apply to the Bidder’s acquisition of the Company Common Stock in the Offer.

Under the HSR Act, the purchase of the Company Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent of Bidder of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Since the required waiting period commences with respect to the Offer and the Proposed Merger on the date of the filing of the required information and documentary material by Landry’s, the Company cannot predict when such waiting period will begin or end. However, if before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Landry’s, the waiting period with respect to the Offer and the Proposed Merger will be extended for an additional period of ten calendar days following the date of Landry’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Landry’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Company Common Stock by Bidder, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Company Common Stock in the Offer and the Proposed Merger, the divestiture of the Company Common Stock purchased in the Offer or the divestiture of substantial assets of Bidder, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

State Takeover Laws

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor Bylaws exclude the Company from the coverage of Section 203 of the DGCL.

Unless the Bidder’s acquisition of 15% or more of the Company Common Stock is approved by the Company Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the Proposed Merger (or any other business combination with the Bidder) for a period of three years following consummation of the Offer unless the Proposed Merger (or any other business combination with the Bidder) is approved by the Company Board and holders of 66-2/3% of the Company Common Stock, excluding the Bidder, or unless the Bidder acquires at least 85% of the Company Common Stock in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Company Board approves the Offer.

Stockholder Rights Plan

On April 17, 2011, after careful consideration and consultation with the Company’s financial and legal advisors, the Company Board, by unanimous vote of the directors, decided that it was in the best interests of the Company and its stockholders to adopt a stockholder rights plan and authorized the execution of the McCormick & Schmick’s Seafood Restaurants, Inc., Stockholder Rights Plan, dated as of April 18, 2011 between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Plan”). The purpose of the Rights Plan is to prevent the accumulation in excess of 15% of the Company Common Stock by a stockholder whose interest may not be aligned with the best interest of the Company’s other stockholders. The Rights Plan requires any party seeking to acquire 15% or more of the outstanding Company Common Stock to obtain the approval of the Company Board or else the rights held by the Company stockholders other than the acquiror become exercisable for Company Common Stock, or common stock of the acquiror, at a discounted price that would significantly dilute the acquiror’s position and likely make the acquisition prohibitively expensive. The Rights Plan has been tailored in a manner that the Company Board believes appropriately balances the interests of the Company’s stockholders in connection with what the Company Board considers an opportunistic, illusory and disadvantageous proposal, against the need to avoid excessive anti-takeover protections that ultimately may adversely impact stockholder value. To that end, the Company Board has provided in the Rights Plan that the device will terminate automatically on April 18, 2012. A summary of the Rights Plan is set forth in Exhibit (a)(4), which description is incorporated herein by reference. The Rights Plan is filed with this Disclosure/Recommendation Statement as Exhibit (a)(5).

Appraisal Rights

Holders of Company Common Stock do not have appraisal rights as a result of the Offer. However, according to the Offer, if the Proposed Merger is consummated on the terms described in the Offer, holders of Company Common Stock in connection with the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Company Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Company Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Company Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Company Common Stock. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. The foregoing description is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

Delaware Law

The Proposed Merger would need to comply with certain procedural requirements of Delaware law; however, if the Minimum Tender Condition is met, the Bidder and its affiliates may be able to consummate a short-form merger that would avoid the application of certain substantive and procedural protections generally available to stockholders of a Delaware corporation. Outside the context of a short-form merger, Delaware courts have generally held that a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders.

Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Disclosure/Recommendation Statement may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and efficacy of the Offer; uncertainties as to how many of the Company’s stockholders will tender their Company Common Stock in the Offer; risks and uncertainties associated with the various contingencies and conditions associated with the Offer; the risk that competing offers may be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; the potential that the Company’s results will be harmed by the distraction associated with the Offer or with the stockholders’ response thereto; the impacts of transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule TO filed by Bidder. Management does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Material to be Filed as Exhibits.

Exhibit	Item
(a)(1)	Press Release by the Company dated April 5, 2011.

(a)(2)	Press Release by the Company dated April 13, 2011 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K of the Company filed on April 13, 2011).

(a)(3)	Press Release by the Company dated April 20, 2011 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K of the Company filed on April 20, 2011).

(a)(4)	Summary of McCormick & Schmick’s Seafood Restaurants, Inc., Stockholder Rights Plan dated April 18, 2011.

(a)(5)	Stockholder Rights Plan between McCormick & Schmick’s Seafood Restaurants, Inc., and Computershare Trust Company, N. A., dated April 18, 2011 (incorporated herein by reference to Exhibit 4.1 to the Form 8-K of the Company filed on April 20, 2011).

(e)(1)	Excerpts from the McCormick & Schmick’s Seafood Restaurants, Inc. Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual Meeting of Stockholders as filed with the SEC on April 14, 2011.

(e)(2)	McCormick & Schmick’s Seafood Restaurants, Inc. 2004 Stock Incentive Plan (Incorporated by reference to Exhibit 10.16 to the Company’s registration statement on Form S-1, File No. 333-114977).

(e)(3)	Employment Agreement between McCormick & Schmick’s Seafood Restaurants, Inc. and William T. Freeman dated November 13, 2008; Executive Severance and Non-Competition Agreement between McCormick & Schmick’s Seafood Restaurants, Inc. and William T. Freeman dated November 13, 2008 (incorporated by reference to Exhibit 10.5 to the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2008).

(e)(4)	Employment Agreement between McCormick & Schmick’s Seafood Restaurants, Inc. and Michelle M. Lantow dated November 16, 2009 (incorporated by reference to Exhibit 10.6 to the Company’s annual report on Form 10-K for the fiscal year ended December 26, 2009).

(e)(5)	Form of McCormick & Schmick’s Seafood Restaurants, Inc. Incentive Stock Option Agreement; form of McCormick & Schmick’s Seafood Restaurants, Inc. Non-Statutory Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Company’s registration statement on Form S-1, file No. 333-114977).

(e)(6)	Form of Restricted Stock Agreement, as amended (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the period ended July 1, 2006).

(e)(7)	Form of Restricted Stock Agreement with Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the period ended March 29, 2008).

(e)(8)	Certificate of Incorporation of McCormick & Schmick’s Seafood Restaurants, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form S-1, File No. 333-114977).

(e)(9)	Amended and Restated Bylaws of McCormick & Schmick’s Seafood Restaurants, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K dated April 17, 2009).

(g)	None.

[Signature Page Follows]

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS, INC.

/s/ William T. Freeman
Name: William T. Freeman
Title: Chief Executive Officer

Dated: April 20, 2011